FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May 2007

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F  ☒    Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-       ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

NBG's Annual Ordinary General Meeting of Shareholders' resolutions

National Bank of Greece announces that the Annual Ordinary General Meeting of its Shareholders took place today, 25 May 2007. The General Meeting convened with a quorum of approximately 36.30% of the Bank’s paid up share capital (172,506,915 shares, including 653,826 shares without voting right). 1,310 shareholders were present, in person or by proxy, and adopted the following resolutions:

1.               Approved, following submission of the Board of Directors’ and the Auditors’ Reports, the annual financial statements for the financial year 2006 as same were prepared and published in accordance with the law.

2.               Approved the proposed distribution of profits and decided the payment of dividend of €1 per share for the financial year 2006. Entitled to the dividend are the holders of Bank’s shares as at the closing of the Athens Exchange session of 31 May 2007. As from Friday, 1 June 2007 the Bank’s shares shall be traded ex-2006 dividend. 11 June 2007 was set as the 2006 dividend payment date.

3.               Discharged the members of the Board of Directors and the Auditors of National Bank of Greece from any liability for indemnity regarding the annual financial statements and management for the year 2006 (i.e. 1 January 2006 – 31 December 2006).

4.               Approved the remunerations of the members of the Bank’s Board of Directors for the financial year 2006 (pursuant to Companies’ Act 2190/1920 Article 24, par. 2). Approved the Chief Executive Officer’s and the Deputy Chief Executive Officer’s contracts for a three-year term, until the Ordinary General Meeting of 2010, as well as their relevant remunerations, and pre-approved the remunerations of non-executive members of the Board of Directors until the Ordinary General Meeting of 2008.

5.               Granted NBG Directors, General Managers and Managers permission to participate, pursuant to article 23 par. 1 of Companies’ Act 2190/1920, in the Board of Directors or in the management of NBG Group companies pursuing similar or related business goals.

6.               Approved the own shares buy-back programme pursuant to Article 16, par. 5 et seq. of Companies’ Act 2190/1920, providing the Bank with the option to purchase own shares up to 10% of its total shares at a minimum price of €5 and a maximum of €60 per share from 1 June 2007 through 24 May 2008.

7.               Approved adjustment of Articles 4 and 39 (regarding the share capital) of the Bank’s Articles of Association due to the share capital increase resulting from stock option rights exercised, and amendment of Articles 18, 24 (regarding the BoD and representation) of the Bank’s Articles of Association.

8.               Approved distribution to the Bank’s staff, pursuant to article 16, par. 2 case f of Companies’ Act 2190/1920 and article 1 of Presidential Decree 30/1988, of bonus shares to derive from the Bank’s share capital increase by €1,750,000 (through the issue of 350,000 new shares of a par value of €5 each), through capitalization of profits, as well as amendment of Articles 4 and 39 of the Bank’s Articles of Association accordingly.

9.               Approved the spin-off of the Bank’s warehousing business through its contribution to the Bank’s fully owned subsidiary NBG VENTURE CAPITAL S.A., as well as the terms of the agreement for the spin-off of NATIONAL BANK OF GREECE’s warehousing business through its contribution to and absorption by NBG VENTURE CAPITAL S.A., and of the corresponding agreement for the concession of the General Warehouse exploitation license granted, pursuant to Article 17, Legislative Decree No 3077/1954, and appointed representatives of the Bank for the completion of the said actions.

10.         Ratified the election of BoD members in replacement of resigned members and of a deceased member of the BoD.

11.         Elected a new BoD whose composition, following determination of the independent, non-executive members’ status thereof by the General Meeting, and determination of the status of each of the remaining members during the BoD meeting that immediately followed and the constitution thereof into a body, is as follows:

Executive members

•                  CHAIRMAN - CHIEF EXECUTIVE OFFICER Takis (Efstratios-Georgios) Arapoglou

•                  VICE-CHAIRMAN - DEPUTY CHIEF EXECUTIVE OFFICER Ioannis Pehlivanidis

Non-executive members

•                  Ioannis Giannidis

•                  Georgios Lanaras

•                  Achilleas Mylonopoulos

•                  Ioannis Panagopoulos

•                  Stefanos Pantzopoulos

Independent non-executive members

•                  H.E. the Metropolitan of Ioannina Theoklitos

•                  Stefanos Vavalidis

•                  Dimitrios Daskalopoulos

•                  Nikolaos Efthymiou

•                  Georgios Mergos

•                  Constantinos Pylarinos

•                  Ploutarchos Sakellaris

•                  Drakoulis Fountoukakos

12.         Elected Certified Auditors from Deloitte Hatzipavlou, Sofianos and Kampanis S.A. for the purposes of the audit of the Bank’s and the Group’s annual, six-monthly and consolidated financial statements for 2007, and determined their remuneration.

Discussion and decision making on the 8th item of the Agenda (regarding approval of a stock options programme enabling the executive members of the Board of Directors, management officers and staff of National Bank of Greece and its affiliated companies to acquire shares of the Bank, pursuant to Companies’ Act 2190/1920 Article 13 par. 9, as amended), was postponed, due to lack of the quorum required by law and the Bank’s Articles of Association, for a repeat General Meeting set for Tuesday, 12 June 2007 at 11:00 a.m., to be held at Megaro Mela (Aiolou 93), as per the Board of Directors’ decision that followed.

Athens, 25 May 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)
Date : 29th May, 2007
Chairman - Chief Executive Officer